SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Q2 2008 Results dated August 13, 2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Q2 2008 Results

Wednesday August 13, 1:34 am ET

NIS 281 Million Revenues; NIS 61 Million Adjusted EBITDA(b)

PETACH TIKVA, Israel, August 13 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ NMS and TASE: IGLD) today reported its financial results for the second quarter ended June 30, 2008.

    Highlights

    - Strong revenues and adjusted EBITDA despite the negative impact of the shekel-dollar exchange rate and the decline in wholesale international traffic (hubbing) revenues

    - Strong cash-flow performance: operating cash-flow for the quarter reached NIS 43 million ($12.8 million)

    - 012 Smile.Communications delivers excellent performance in line with plan for growth: adjusted EBITDA up 11% year-over-year; operating income (EBIT) up 22% year-over-year; on-track growth of VOB domestic telephony subscriber base; preparing to enter market for mobile services

    - Smile.Media records a net loss due to MSN-Israel's reduced market share: after the end of the quarter, an agreement was reached with Microsoft which will improve the Company's cash position and profitability

    - Additional share buy-back program put into place: after investing NIS 68 million in buying back shares since November 2007, the Board of Directors has authorized the repurchase of an additional NIS 70 million of ordinary shares in the open market

    - Search underway for accretive M&A candidates


Financial Results for the Second Quarter

Revenues: Revenues for the second quarter of 2008 were NIS 281.4 million ($84.0 million) compared to NIS 296.3 million in the second quarter of 2007. Revenues for the quarter were impacted significantly by the decline in the shekel-dollar exchange rate and 012 Smile.Communications' decision to reduce its hubbing business. The average shekel-dollar exchange rate in the second quarter declined by 19% compared year-over-year with the second quarter of 2007, thus reducing the shekel value of dollar-linked service contracts which represent approximately one third of the Company's revenues. In addition, 012 Smile.Communications' decision, during late 2007, to reduce the emphasis on its low-margin hubbing business resulted in a reduction of approximately NIS 17 million in second quarter revenues compared to the second quarter of 2007. Excluding these two factors, the Company's revenues increased by approximately 8% on a year-over-year basis.

Adjusted EBITDA Adjusted EBITDA for the quarter was NIS 60.8 million ($18.1 million) compared with NIS 65.0 million for the second quarter of 2007. The decline was caused by the negative contribution of Smile.Media's largest Internet media property, MSN-Israel Ltd.

For more information regarding the use of non-GAAP financial measurements, please see the notes in this press release.

Merger Related Expenses: During the second quarter, the Company recorded final one-time expenses related to the merger of 012 Golden Lines and Smile.Communications of NIS 1.9 million ($0.6 million), bringing the total of all merger-related expenses under the original budget estimate of NIS 25-30 million.

Financing Expenses: Financing expenses for the second quarter were NIS 32.6 million ($9.7 million) compared with NIS 14.3 million in the second quarter of 2007. This high level of expenses was due primarily to the 6% decrease in the average shekel-dollar exchange rate recorded during the quarter (as compared with the exchange rate at March 31, 2008), which was responsible for the majority of the NIS 14 million decrease in the shekel value of the Company's dollar-denominated deposits, and was also due to CPI linkage expenses of NIS 22 million as a result of the quarter's 2.4% increase in the Israeli CPI, to which the Company's bonds are linked. These non-cash financial expenses did not affect the Company's cash position.

Net Results: On a U.S. GAAP basis, giving full effect to the decrease in the shekel-dollar exchange rate on financing expenses, the quarter's 2.4% increase in the Israeli CPI and one-time merger-related expenses, the net loss for the second quarter was NIS 8.1 million ($2.4 million), or NIS 0.37 ($0.11) loss per share, compared to net profit of NIS 22.3 million, or NIS 1.05 per share, in the second quarter of 2007. Excluding non-cash financial expenses described above and one-time merger related expenses, earnings for the second quarter was NIS
16.4 million ($4.9 million), or NIS 0.75 ($0.22) per share.

Balance Sheet

The Company's cash, cash equivalents and short term investments as of June 30, 2008 were NIS 706.0 million ($210.6 million), an increase of 617% compared with NIS 98.4 million ($29.3 million) as of June 30, 2007. In addition, Internet Gold's bank debt decreased by 182% from NIS 237 million ($ 70.7 million) as of June 30, 2007 to NIS 84 million ($25.0 million) as of the end of the second quarter of 2008.

As of June 30, 2008 the Company's primary balance sheet and operational ratios showed significant improvement as compared to June 30, 2007:

    As of June 30,                                            2008   2007

    Ratio of Shareholders' Equity to Total Assets*             20%    *18%
    Ratio of Net Debt to EBITDA                               1.6     2.7
    Adjusted EBITDA margin                                     22      22
    Current Ratio (Current Assets divided by Current          2.0     0.7
    Liabilities)
    Gross Margin                                             32.4%   31.7%

* Excluding NIS 68 million invested in the buyback of the Company's shares.

On July 14, 2008, the Company announced that Midroog Ltd., an Israeli financial rating company which is affiliated with Moody's, reissued the A1 rating originally awarded to the Series A debentures issued in 2007 by 012 Smile.Communications. Midroog concluded that the A1 rating would continue if 012 Smile.Communications issues new debt of up to NIS 320 million (approximately $95 million). Copies of the complete Midroog report are available at http://www.midroog.co.il.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "Our results reflect the excellent performance of our communications segment, representing the vast majority of our current business. Consistent with its strategy for long-term growth, during the second quarter, 012 Smile continued to build its core businesses, to expand its base of VOB domestic telephony subscribers and to move forward towards launching its mobile services nationwide. This steady performance has enabled 012 Smile to re-earn an A-1 rating for its debentures, a vote of confidence that will enhance its ability to carry out its strategy for growth over the next few years."

Mr. Holtzman continued, "The market share losses of our primary Internet media property, MSN-Israel, continued to impact the revenues and profitability of Smile.Media, and therefore of the entire group. To resolve the situation, we recently reached an agreement to have Microsoft independently operate the MSN Israel portal from October 2008. This new agreement will result in a positive addition to our cash position and improve our profitability, while having only a minor impact on our revenues."

"As we have previously indicated, and in light of the recent changes in Smile.Media's properties, we have intensified our search for appropriate properties and joint ventures through which to deploy our significant cash reserves and our expertise in the communications market place, both in Israel and abroad. We are confident that, just as we succeeded in identifying the right M&A target in the 012 transaction two years ago, we will be successful in locating our next significant investment, thereby taking our group to the next level. As a concrete expression of our optimism regarding Internet Gold's future, our Board of Directors recently authorized the repurchase of up to NIS 70 million of our ordinary shares - in addition to the NIS 68 million that was used since last November to purchase shares. Given the current level of our share price, we strongly believe that the purchase of our own shares is an appropriate use of our cash and that these purchases will enhance long-term shareholder value."

Mr. Holtzman concluded, "Taken as a whole, we are optimistic about new opportunities in our markets and believe that we are better positioned than ever to go after them, taking our company to the next level. We look forward to reporting our continued progress in the year ahead."

Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC): Revenues for the second quarter were NIS 264 million ($79 million) compared with NIS 275 million for the second quarter of 2007, representing 94% of the Group's revenues. Revenues were impacted by the continued decline in the average shekel-dollar exchange rate, which reduced the shekel value of service contracts linked to the dollar, and Management's decision in late 2007 to de-emphasize the low-margin hubbing business. Excluding these two factors, 012 Smile.Communications' revenues from core activities increased by approximately 10% on a year-over-year basis.

012 Smile.Communications' profitability continues to improve due to the synergies realized from the merger and the reduction of the proportion in its revenues that is derived from hubbing activities. The subsidiary's adjusted EBITDAb for the second quarter increased by 11% to a record NIS 63 million ($18.7 million) compared with NIS 57 million for the second quarter of 2007, and its adjusted EBITDA margin for the quarter reached a record 24% compared with 21% in the second quarter of 2007.

Smile.Media Ltd.: Revenues for the second quarter were NIS 18.1 million (US $5.4 million), representing 6% of the Group's revenues. The segment recorded a slightly negative adjusted EBITDAb for the quarter of NIS 0.2 million. The lower revenues and operating results derived from the continued weak performance of the subsidiary's primary MSN-Israel portal.

On July 6, 2008, the Company announced that it had reached an agreement with Microsoft Corp. under which Microsoft will independently operate the MSN-Israel portal beginning in October 2008. The parties are currently discussing the terms of migration and possible future cooperation. The msn.co.il portal will continue to operate throughout the transition period and both parties are working together to support employees, advertisers and users. In 2007, MSN Israel accounted for less than 3% of Internet Gold's total revenues.

Other: In addition to the operations of 012 Smile.Communications and Smile.Media, during the second quarter, Internet Gold incurred operating expenses of approximately NIS 1.4 million (US $0.4 million). These expenses were primarily for the development of new joint ventures and for activities related to the Company's listing on public securities exchanges, including expenses such as Investor Relations, Sarbanes Oxley compliance, insurance and legal expenses.

Share Buyback Programs

After the end of the second quarter, the Company's Board of Directors approved an increase to the Company's share buyback program, authorizing the repurchase of up to an additional NIS 70 million (approximately U.S. $21 million) of the Company's ordinary shares. This is the second repurchase program to be authorized by the Company's Board of Directors and purchases will be made from time to time in the open market on the NASDAQ Global Market and Tel Aviv Stock Exchange. The timing and amount of any share purchases will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

This new program is in addition to the program announced by Internet Gold on November 29, 2007, when its Board of Directors authorized the repurchase of up to NIS 70 million of the Company's ordinary shares. Management has substantially completed the initial repurchase plan, having repurchased 1,978,476 ordinary shares at a cost of NIS 68 million, bringing the total number of outstanding shares to 21,539,930 as of June 30, 2008. To date, the Company has repurchased 2,271,276 shares, bringing the number of the total outstanding shares to 21,247,130.

Conference Call Information

Management will host an interactive teleconference to discuss the results today, August 13, 2008, at 10:00 a.m. EDT (17:00 Israel time). To participate, please call one of the following access numbers several minutes before the call begins:
1-888-281-1167 from within the U.S. or 1-888-604-5839 from within Canada, 0-800-917-9141 from within the U.K., or +972-3-918-0687 from other international locations. The call will also be broadcast live through the company's Website, http://www.igld.com, and will be available there for replay during the next 30 days.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of June 30, 2008 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of June 30, 2008 (NIS 3.3520 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

NOTE B: Non-GAAP Financial Measurements

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, depreciation expenses associated with, fixed assets (affecting relative depreciation expense) and expenses recorded for stock compensation in accordance with SFAS 123(R). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures" and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

We define non-GAAP adjusted EBIT (earnings before interest and taxes) as net income before interest and taxes net amortization with regard to the intangible assets acquired as part of the acquisition of 012 Golden Lines, non-recurring expenses relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines and expenses recorded for stock compensation in accordance with SFAS 123(R).

Note C: Reconciliation Between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                $1 = NIS3.352
                                            June 30 December 31       June 30
                                               2008        2007          2008
                                        (Unaudited)   (Audited)    (Unaudited)
                                              NIS thousands       $ thousands

    Current assets
    Cash and cash equivalents               235,119     601,926       70,142
    Short-term investments                  470,915     162,884      140,488
    Trade receivables, net                  224,017     224,616       66,832
    Other receivables                        27,245      26,446        8,128
    Deferred taxes                            8,166       9,707        2,436

    Total current assets                    965,462   1,025,579      288,028

    Investments
    Long-term trade receivables               3,550       3,460        1,059
    Deferred taxes                               71         192           21
    Assets held for employee                 21,169      20,639        6,315
    severance benefits
    Investments in investee companies           291         291           87

                                             25,081      24,582        7,482

    Property and equipment, net             168,207     163,949       50,181

    Other assets, net                       501,821     519,865      149,708

    Goodwill                                417,608     417,608      124,585

    Total assets                          2,078,179   2,151,583      619,984

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                $1 = NIS3.352
                                            June 30 December 31       June 30
                                               2008        2007          2008
                                         (Unaudited) (Audited)     (Unaudited)
                                              NIS thousands        $ thousands

    Current liabilities
    Short-term bank credit                    71,505      77,998      21,332
    Current maturities of
     long-term obligations                    10,277      10,734       3,066
    Accounts payable                         187,285     209,626      55,873
    Current maturities of convertible         14,592      15,354       4,353
    debentures
    Current maturities of debentures          87,935           -      26,234
    Other current liabilities                105,101      91,131      31,355
    Total current liabilities                476,695     404,843     142,213

    Long term liabilities
    Long-term loans and other long-term        6,503      32,265       1,940
    obligations
    Liability for termination of employer-    35,497      35,918      10,590
    employee relations
    Deferred taxes                            57,547      59,104      17,168
    Debentures                               816,028     848,616     243,445
    Convertible debentures                    85,231     104,640      25,427
    Total long term liabilities            1,000,806   1,080,543     298,570

    Total liabilities                      1,477,501   1,485,386     440,783

    Minority interest                        183,719     180,410      54,809

    Shareholders' equity                     416,959     485,787     124,392

    Total liabilities
     and shareholders' equity              2,078,179   2,151,583     619,984

  Consolidated Statements of Operations

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                     dollars
                                                               $1 = NIS3.352

                                                                   Six-month
                             Three months        Six months           period
                             period ended       period ended           ended
                                June 30              June 30         June 30
                            2008      2007       2008      2007         2008
                      (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)
                            NIS thousands       NIS thousands     $ thousands

    Revenues             281,423   296,310    561,055   592,562    167,379

    Costs and expenses
    Cost of revenues     190,240   202,501    378,562   406,612    112,936
    Selling and
    marketing expenses    40,473    45,624     82,550    88,415     24,627
    General and
    administrative        19,567    16,596     36,844    32,515     10,992
    expenses
    Impairment and other   2,062     1,445      6,922     1,905      2,065
    charges

    Total costs and      252,342   266,166    504,878   529,447    150,620
    expenses

    Income from           29,081    30,144     56,177    63,115     16,759
    operations
    Financial expenses,   32,606    14,303     55,071    25,220     16,429
    net

    Income (loss) before
    tax expenses          (3,525)   15,841      1,106    37,895        330
    Tax expenses           3,090    (6,501)     5,522    (2,981)     1,647
    (income)

    Income (loss) after
    tax expenses          (6,615)   22,342     (4,416)   40,876     (1,317)
    Minority interest
    (loss) in
    operations of
    consolidated
    subsidiaries           1,497        18      3,047       (26)       909

    Net income (loss)     (8,112)   22,324     (7,463)   40,902     (2,226)

    Income (loss) per
    share, basic
    Net income (loss)
    per share
    (in NIS)              (0.37)      1.05      (0.33)      2.0      (0.10)

    Weighted average
    number
    of shares
    outstanding
    (in thousands)        21,845    21,178     22,388    20,463     22,388

    Income (loss) per
    share, diluted
    Net income (loss)
    per share
    (in NIS)               (0.37)     1.03      (0.33)     1.92      (0.10)

    Weighted average
    number
    of shares
    outstanding
    (in thousands)        21,845    21,603     22,388    24,064     22,388

    Reconciliation Table of Non-GAAP Measures (NIS in thousands)

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                     dollars
                                                              $1 = NIS 3.352
                                                                   Six-month
                              Three months          Six months        period
                              period ended         period ended        ended
                                June 30               June 30        June 30
                            2008       2007       2008       2007       2008
                      (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)
                          NIS thousands         NIS thousands    $ thousands

    GAAP operating        29,081     30,144     56,177     63,115    16,759
    income

    Adjustments
    Amortization of
    acquired
    intangible assets      6,820     10,264     13,640     15,969     4,069
    Impairment and other   2,062      1,445      6,922      1,905     2,066
    charges
    Stock compensation
    in
    accordance with SFAS     950          -        950          -       283
    123(R)

    Non-GAAP adjusted
    operating income      38,913     41,853     77,689     80,989    23,177

    GAAP tax expenses
    (income), net          3,090    (6,501)      5,522    (2,981)     1,647

    Adjustments

    Amortization of
    acquired
    intangible assets
    Included in tax        1,841      2,315      3,683      4,631     1,099
    expenses, net

    Non-GAAP tax           4,931    (4,186)      9,205      1,650     2,746
    expenses, net

    Net income (loss) as (8,112)     22,324    (7,463)     40,902   (2,226)
    reported

    Minority interest
    (loss) in operations of consolidated
    subsidiaries           1,497         18      3,047       (26)       909
    Tax expenses           3,090    (6,501)      5,522    (2,981)     1,647
    (income)
    Impairment and other   2,062      1,445      6,922      1,905     2,065
    charges
    Stock compensation
    in
    accordance with SFAS     950          -        950          -       283
    123(R)
    Financial expenses,   32,606     14,303     55,071     25,220    16,429
    net
    Depreciation and      28,673     33,400     56,994     62,932    17,003
    amortization

    Adjusted EBITDA       60,766     64,989    121,043    127,952    36,110

    For further information, please contact:

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972 200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                            Name: Eli Holtzman
                                            Title: Chief Executive Officer




Date: August 13, 2008